SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA RENEWS AGREEMENT
WITH WESTERN UNION FOR SIX YEARS

     –Renewal Confirms the Enormous Value
Represented by Grupo Elektra’s Distribution Network–

–Adds the Points of Sale of Vigo Remittance Corp.–

–Consolidates Leadership and Strengthens Business Strategy–

     México City, January 16, 2006 Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), the leading retail, consumer finance and banking and financial services provider in Latin America, announced today that it renewed its money transfer agreement with Western Union. The renewal confirms the enormous value represented by Grupo Elektra’s large distribution network.

     In 1996, Grupo Elektra and Western Union signed a 10-year agreement through which Group Elektra—through its Elektra, Salinas y Rocha and Bodega de Remates stores, as well as its Banco Azteca branches—became a paying agent for money transfers to Mexico.

     Grupo Elektra has proven experience in the money transfer and payments industry since 1994. During the last 12 years the company has made over 36 million payments totaling more than US$9 billion.

     With approximately 1,400 stores and banking branches, a solid experience in systems, communications, cutting-edge technology, and the trust of millions of Mexicans in its brands throughout 100 years of company operations, Grupo Elektra is a leader in a very competitive sector. The market includes participants such as banks, retailers, telegraph offices, among others, with more than 10,000 points of payment in Mexico.

     “The alliance renewed today between Grupo Elektra and Western Union—a company with 50,000 points of sale in the U.S.—has contributed towards an 80% reduction in the overall cost of transfers from our neighboring country to Mexico within the last 12 years, benefiting millions of Mexican families,” commented Javier Sarro Cortina, CEO of Grupo Elektra. “In addition, the Elektra and Western Union brands today represent security, speed and trust for millions of low-income families in Mexico and Latin America.”

     The renewed contract has a six-year and one month term, and similar financial conditions to the prior agreement. The contract also includes competitive advantages in the management of brands and marketing.

     As part of the agreements, Grupo Elektra will receive financial resources of US$190 million, will be able to expand its distribution network in other channels besides its own, and in addition to the Western Union brand, it will become a paying agent of Vigo Remittance Corp.—a leading international money transfers company—in Mexico. Through this, Grupo Elektra will further increase the options for the users of electronic money transfers between the U.S. and Mexico. Since 2004, the company operates as a paying agent of Vigo Remittance Corp. for money transfers to Guatemala and Honduras.

     At the close of 2005, Grupo Elektra totaled 7.6 million transactions worth US$2 billion. With the new agreement the company consolidates its leadership and contributes to improve the quality of life of millions of Mexicans and Latin Americans.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@gruposalinas.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.